February _, 2009

By Fax and Edgar

Celeste M Murphy
Legal Branch Chief
Securities and Exchange Commission
Fax:   703-813-6986

Re: Neonode Inc.
Preliminary Proxy Statement on Schedule 14A
Filed February 6, 2009
File No. 0-08419

Dear Ms. Murphy:

Neonode Inc. ("Neonode") has asked us to respond to the Commission’s comments dated February 13, 2009.  Per the instructions in your letter, we have amended Neonode's Preliminary Proxy Statement on Schedule 14A (the "Amended Proxy Statement") and have tracked all changes in the edgarized document for ease of review.  The following is an item-by-item response to the Commission’s comments.

In connection with responding to your comments, Neonode hereby acknowledges that:

•	Neonode is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect with the filing; and
•	Neonode may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any question regarding these responses or need additional information, please contact this office at (718) 360-5351.

Preliminary Remarks

Before addressing the specific comments that you provided in your letter, we would like to provide you with a short overview of the refinancing and capital raising transactions (the “Refinancing Transactions”) that underlie the proposals to be voted upon by the stockholders of Neonode.  The Refinancing Transactions included (1) the exchange of outstanding notes by note holders of the Company for shares of preferred stock, (2) the exchange of warrants by warrant holders of the Company for shares of preferred stock, (3) an investment by current and new investors in the Company in exchange for the issuance of shares of preferred stock, and (4) the acquisition of AB Cypressen 9683, a Swedish company established by the former management of Neonode AB, Neonode’s R&D subsidiary that had declared bankruptcy, in exchange for the issuance of shares of preferred stock.

The Refinancing Transactions have all closed and have been consummated.  These transactions may not be undone.  The approval of the proposals described in the proxy statement is not a condition subsequent to the Refinancing Transactions.  Rejection of the proposals will not provide grounds to undo the Refinancing Transactions.

While all of the parties to the Refinancing Transactions do expect the proposals to be approved, each and every party understands that there is no guarantee that the stockholders of Neonode will in fact approve the proposals.  The preferred stockholders of Neonode have no rights, contractually or otherwise, to enforce their expectation that the increase in the conversion rates will occur.

Neonode structured the Refinancing Transactions in this way due to a combination of factors that left the Company without the time or the resources to hold a stockholders meeting and obtain stockholder approval.  First and foremost, NASDAQ imposed a deadline of December 29, 2008 by which date Neonode had to satisfy NASDAQ’s continued listing standards, including a minimum stockholders’ equity of $2,500,000.  In addition, Neonode was in financial difficulties and needed a quick infusion of cash.  Moreover, Neonode’s subsidiary, Neonode AB, had declared bankruptcy and Neonode had to act quickly to ensure that the key employees of Neonode AB continued to work for Neonode.  Thus, Neonode knew that it could not engage in a drawn out process, and determined that the only way to address all of the pressing concerns in a timely manner was to enter into the Refinancing Transactions prior to the end of 2008.

While Neonode’s efforts were not sufficient to maintain its NASDAQ listing, all of the Refinancing Transactions have been effectuated.  Practically all of the outstanding notes have been exchanged for shares of Preferred A Stock, and practically all of the outstanding warrants have been exchanged for shares of Prefered B Stock.  Neonode has raised close to $1.5 million, and AB Cypressen is a wholly-owned subsidiary of Neonode.  Approval or rejection of the proposals by the stockholders of Neonode will not affect any of these transactions.

1.           Please review your proxy statement to disclose the conversion ratios for the notes and warrants that were converted into shares of Series A and Series B Preferred Stock. See Item 12(a) of Schedule 14A and Note A to Schedule 14A.

Response:  Revised.  Neonode has revised the Amended Proxy Statement to disclose the conversion ratios for the notes and warrants that were converted into shares of Series A and Series B Preferred Stock.  Please see page 10 of the Amended Proxy Statement.

2. It appears that the amendments to your certificate of incorporation are necessary to complete your obligations pursuant to the Share Exchange Agreement with AB Cypressen 9683.  Therefore please revise your proxy statement to provide all of the information required by Item 14 of Schedule A including, if applicable, Item 13(a).  Alternatively, tell us in your response letter why you believe you are not required to provide some or all of this information.  See Note A of Schedule 14A.

Response:  We do not believe that the information required by Item 14 of Schedule A is required to be provided.  The actions to be taken at the stockholders meeting are not with respect to a merger, consolidation, or acquisition.  As explained above, the Refinancing Transactions have all been consummated, and approval of the proposals is not a condition subsequent to the Refinancing Transactions.  Rejection of the proposals by the stockholders of Neonode will not undo the Refinancing Transactions.  Furthermore, Note A of Schedule 14A is not applicable since the additional securities to be approved at the stockholders meeting will not to be used to acquire another company.  The acquisition of AB Cypressen has already taken place.  AB Cypressen is presently a wholly-owned subsidiary of Neonode.  Rejection of the proposals will not affect this fact.  While it is true that Neonode’s certificate of incorporation needs to be amended in order to authorize additional shares of common stock, Neonode is not obligated to amend its certificate of incorporation.  The only obligation incumbent on Neonode is to hold a stockholders meeting at which meeting Neonode will recommend approval of the proposals.  Please see our response to Comment 4 below.

3. Please revise your disclosure on pages 12, 13, 15 and 16 to provide more extensive disclosure regarding the possible consequences to your existing common stockholders of the issuance of newly-authorized shares as contemplated by the transactions described in this proxy statement. Such disclosure should address the impact on stock price, the significant dilution of voting rights and earnings per share, and the anti-takeover effects.

Response:     Neonode has revised the Amended Proxy Statement to provide more extensive disclosure regarding the possible consequences to Neonode’s existing common stockholders of the issuance of newly-authorized shares as contemplated by the transactions described in this proxy statement.  Please see pages 11-12 and 14 of the Amended Proxy Statement.

4. We note your statement on page 14, that if the increase in authorized stock is not approved, you will not be able to increase the conversion rates of the preferred stock "which is something that the stockholders who participated in the Refinancing Agreements expect to occur."  Please clarify what rights such stockholders have, contractually or otherwise, to enforce their expectation that the increase in conversion rates will occur.

Response:  The stockholders of Neonode have no right, contractually or otherwise, to enforce their expectation that the increase in conversion rates will occur.  All of the stockholders who participated in the Refinancing Transactions acknowledged that the stockholders of the Company may vote to reject (i) an increase in the authorized share capital of the Company to enable the issuance of shares of common stock at the increased conversion rates, or (ii) a modification of the initial conversion rates of the preferred stock.  They further acknowledged that there can be no guarantee that the requisite stockholder approvals will be obtained.  Neonode has revised the Amended Proxy Statement to clarify this point.  Please see page 14 of the Amended Proxy Statement.

5. We note you incorporate by reference your form 8-K filed on December 30, 2008, your form 10-Q filed on November 19, 2008 and your form 10-K filed on April 15, 2008.  Please revise your proxy statement to include a statement on the last page as to which documents, or portions of documents, are incorporated by reference.  See note D to Schedule 14A.Please revise your disclosure to include the undertaking required by Note D(2) of Schedule 14A.

Response:  Revised.  Neonode has revised the Amended Proxy Statement.  Please see page 19 of the Amended Proxy Statement.

Sincerely,

Steve Kronengold

Acknowledged:

Neonode Inc.

By:_______________
David Brunton, CFO

cc:	Mr. Per Bystedt, Chief Executive Officer of Neonode Inc. - email
Jessica Plowgian, Securities and Exchange Commission, Division of CorporationFinance, Attorney-Adviser - Edgar